Exhibit 12.1

Chubb Limited

Ratio of Earnings to Fixed Charges

	Six Months Ended June 30	Fiscal Year Ended December 31
(in millions of U.S. dollars, except ratios)	2018	2017	2016	2015	2014	2013
Net income	$2,376	$3,861	$4,135	$2,834	$2,853	$3,758
Add:
Provision for income taxes(1)	353	(139)	815	462	634	480
Fixed charges	354	677	675	342	322	318

Earnings for computation	$3,083	$4,399	$5,625	$3,638	$3,809	$4,556

Fixed charges
Interest expense(1)(2)	$324	$607	$605	$300	$280	$275
Portion of rental expense deemed to be interest	30	70	70	42	42	43

Total fixed charges	$354	$677	$675	$342	$322	$318

Ratio of earnings to fixed charges	8.7	6.5	8.3	10.6	11.8	14.4

(1)	Chubb Limited recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e., excluded from interest expense).
(2)

Six months ended June 30, 2018 and full year 2017 and 2016 included a $22 million, $49 million and $48 million benefit, respectively, related to amortization of the purchase accounting fair value adjustment to long-term debt assumed in connection with The Chubb Corporation acquisition.